ORION ENERGY SYSTEMS, INC.

2210 Woodland Drive

Manitowoc, Wisconsin 54220

March 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Orion Energy Systems, Inc.

Registration Statement on Form S-3 (Registration No. 333-270197)

Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Orion Energy Systems, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., eastern time, on March 10, 2023, or as soon as practicable thereafter.

Very truly yours,

ORION ENERGY SYSTEMS, INC.

By:	/s/ J. Per Brodin
J. Per Brodin
Chief Financial Officer